Exhibit 12
GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Nine
	Months Ended
	September 30,	For the Years Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$191,343	$268,360	$200,615	$95,644	$52,286	$30,358
Fixed charges	20,169	33,034	43,530	35,746	12,704	6,019

Earnings as defined	$211,512	$301,394	$244,145	$131,390	$64,990	$36,377

Fixed Charges:
Interest expense	$14,470	$26,211	$37,379	$30,433	$10,102	$4,748
Rentals — portion representative of interest	5,699	6,823	6,151	5,313	2,602	1,271

Total fixed charges	$20,169	$33,034	$43,530	$35,746	$12,704	$6,019

Ratio of Earnings to Fixed Charges	10.5x	9.1x	5.6x	3.7x	5.1x	6.0x

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